SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON APRIL 3rd, 2019

DATE, TIME AND PLACE: April 3rd, 2019, at 9.30 a.m, at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, nº 850 - Torre Norte, 12º andar, Sala 1212, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Alberto Emmanuel Carvalho Whitaker, Carlo Nardello, Elisabetta Romano, Gesner José de Oliveira Filho, Herculano Anibal Alves, Nicandro Durante, Piergiorgio Peluso, Pietro Labriola and Raimondo Zizza, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company's By-laws. Justified absence of Mr. Agostino Nuzzolo.

BOARD: Mr. Alberto Emmanuel Carvalho Whitaker - Chairman; and Mr. Jaques Horn - Secretary.

AGENDA: (1) To resolve on the election of the Chairman of the Board of Directors; (2) To resolve on the election of the Secretary of the Board of Directors; (3) To resolve on the composition of the Statutory Audit Committee; (4) To resolve on the composition of the Control and Risks Committee; (5) To resolve on the composition of the Compensation Committee; and (6) To resolve on the criteria proposal for the allocation of the administration’s annual global compensation for the year of 2019 (distribution).

Before the discussions of the items on the Agenda took place, the members of the Board acknowledged that, in view of the permanent visa granted by the competent authorities, Mr. Labriola took office on April 1st, 2019, as member of the Board of Directors of the Company. The investiture term and further documents were duly present.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) The Board indicated and elected Mr. Nicandro Durante for the position of Chairman of the Board of Directors of the Company, with mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2021. It is registered that Mr. Nicandro Durante abstained from voting.

(2) The Board, pursuant to its Internal Rules, indicated and elected Mr. Jaques Horn, Company’s Legal Officer, to exercise the duties of the Secretary of the Board of Directors of the Company until the first Board Meeting to be held after the Annual Shareholders’ Meeting of the Company to be held in the year of 2021.

(3) The Board indicated and elected, to compose the Statutory Audit Committee of the Company (“CAE”), Messrs. Alberto Emmanuel Carvalho Whitaker, Gesner José de Oliveira Filho and Herculano Anibal Alves. All Board Members hereby elected to compose the CAE are qualified as Independent Directors, pursuant to the Listing Rules of the Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão and to the Company’s By-laws, with mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2021.

(4) The Board indicated and elected, to compose the Control and Risks Committee of the Company (“CCR”), Messrs. Agostino Nuzzolo, Gesner José de Oliveira Filho, Herculano Anibal Alves, Piergiorgio Peluso and Raimondo Zizza. All Board Members hereby elected will have mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2021.

(5) The Board indicated and elected, to compose the Compensation Committee of the Company (“CR”), Messrs. Agostino Nuzzolo, Carlo Nardello and Nicandro Durante. All Board Members hereby elected will have mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2021.

(6) Approvedthe criteria proposal for the allocation of the administration’s annual global compensation (distribution), approved by the Company's Annual Shareholders’ Meeting held on March 28th, 2019, according to the material presented by Mr. Giovane Costa, Director of Human Resources of the Company. It is registered that Messrs. Agostino Nuzzolo, Carlo Nardello, Elisabetta Romano, Piergiorgio Peluso, Pietro Labriola and Raimondo Zizza presented their waiver to the compensation they would be entitled to as Board members.

At the end of the meeting, the Board was informed of Mr. Sami Foguel’s resignation to the positions of Diretor Presidente (Chief Executive Officer) of the Company and of its subsidiary, TIM S.A., effective as of this date. The members of the Board thanked Mr. Foguel for his contribution to the development of the Company throughout his mandate and wished him success in his future professional endeavors.

In view of the resignation presented and hence the vacancy of the Company’s Diretor Presidente (Chief Executive Officer) position, the Board Members, pursuant to Section 22, item XXI of the Company’s By-laws elected to occupy the referred position, as of this date, Mr. Pietro Labriola, Italian, under stable union, bachelor in Business Administration, bearer of RNM Nr. G188964B, enrolled under CPF/MF Nr. 074.053.501-35, domiciled on Avenida João Cabral de Mello Neto, nº 850 - Torre Sul, 13º andar, Barra da Tijuca, City and State of Rio de Janeiro, which investiture term and other declarations and documents were presented. The Officer hereby elected will occupy the position until the remaining of the mandate that has already commenced, i.e., until the first Board of Directors’ meeting to be held after the Annual Shareholders’ Meeting of the Company to be held in the year of 2020. It is registered that Mr. Pietro Labriola abstained from voting.

In view of the above resolution, the Board of Officers of the Company shall, from now on, be composed by the following Officers herein identified: (i) Pietro Labriola, Diretor Presidente (Chief Executive Officer); (ii) Adrian Calaza, Chief Financial Officer and Diretor de Relações com Investidores (Investor Relations Officer); (iii) Bruno Mutzenbecher Gentil, Business Support Officer; (iv) Mario Girasole, Regulatory and Institutional Affairs Officer; (v) Jaques Horn, Diretor Jurídico (Legal Officer), and (vi) Leonardo de Carvalho Capdeville, Chief Technology Officer. The Statutory Officers will remain in office until the first Board of Directors’ meeting to be held after the Annual Shareholders’ Meeting of the year 2020.

On this occasion, the Board Members ratified the limits of authority of the Company’s Officers, as follows: (i) Diretor Presidente (Chief Executive Officer): full power to, acting individually, carry out, sign and represent the Company in any and all acts, documents or before any public authority up to the amount of R$30.000.000,00 (thirty million Reais) per operation or series of operations related; (ii) Chief Financial Officer: full power to, acting individually, carry out, sign and represent the Company in relation to activities of the financial area, including without limitation, financial and treasury operations contracts, guarantee agreements in general, including borrowing and lending, assignment and discount of securities, up to the amount of R$30.000.000,00 (thirty million Reais) per operation or series of operations related, and to carry out the other acts and sign any all documents on behalf of the Company, within its area of activities, up to the amount of R$5.000.000,00 (five million Reais) per operation or series of operations related; and (iii) the other Officers of the Company, namely Diretor de Relações com Investidores (Investor Relations Officer); Business Support Officer; Regulatory and Institutional Affairs Officer; Diretor Jurídico (Legal Officer) and Chief Technology Officer: full power and the authority to, acting individually, carry out, sign and represent the Company in any and all acts, documents or before any public authority, within their respective areas of activity, up to the maximum amount of R$5.000.000,00 (five million Reais) per operation or series of operations related. The financial limits approved herein must be observed solely and exclusively for the implementation of the transaction and/or for the execution of legal transaction that results in the assumption of obligations and/or in the waiver of rights by the Company. In this sense, such limits will not be applied in the following situations, among others: (i) in the execution of agreements for the sale of goods and services that represent revenues; (ii) in the practice of acts of simple administrative routines before legal entities of internal public law, public companies or companies that make up the indirect administration, and others of the same nature; and (iii) in the execution of acts of the Company's financial operational routine, such as the authorization and/or payment of taxes or any obligations, transfers of funds between accounts of the same ownership, applications and redemptions of financial resources of the Company, opening or closing of current accounts, and request and cancellation of access to any systems made available by financial institutions in general. Finally, all Officers may perform any acts and sign any and all documents, on behalf of the Company, that have been previously approved by the competent corporate bodies, regardless of the financial limits established herein.

In accordance with Article 22, item XXIV of the Company’s By-laws, indicated Mr. Pietro Labriola to occupy the position of Diretor Presidente (Chief Executive Officer) of TIM S.A. Once this indication has been approved by the Shareholders’ Meeting of TIM S.A., the investiture and exercise of the position as Diretor Presidente (Chief Executive Officer) are subject to the approval of the complementing visa process by the Coordenação Geral de Imigração. The Members of the Board, lastly, approved the indication of Mr. Adrian Calaza to exercise temporarily the position of Diretor Presidente (Chief Executive Officer) of TIM S.A., until the investiture of Mr. Pietro Labriola. Mr. Calaza will exercise the referred position at TIM S.A. simultaneously to his current activities of Chief Financial Officer of TIM S.A.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Alberto Emmanuel Carvalho Whitaker, Carlo Nardello, Elisabetta Romano, Gesner José de Oliveira Filho, Herculano Anibal Alves, Nicandro Durante, Piergiorgio Peluso, Pietro Labriola and Raimondo Zizza.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), April 3rd, 2019.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:April 3, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.